                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                              (Amendment No. 2)*

                        JAYHAWK ACCEPTANCE CORPORATION
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  472097-10-4
                                (CUSIP Number)



____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

JOHN D. CURTIS                                                      SCHEDULE 13G
CUSIP NO. 472097-10-4

=============================================================================================================
 1  Name of Reporting Person                                                                  John D. Curtis
    I.R.S. Identification No. of Above Person (Entities Only)
=============================================================================================================
 2  Check the Appropriate Box if a Member of a Group (See
    Instructions)                                                                                    (a)
                                                                                                         ---
                                                                                                     (b)  X
                                                                                                         ---
=============================================================================================================
 3  SEC Use Only

=============================================================================================================
 4  Citizenship or Place of Organization                                                       United States

=============================================================================================================
  Number of                                     5  Sole Voting Power                               2,460,243
   Shares
                                                =============================================================
Beneficially                                    6  Shared Voting Power                               112,107
   Owned
                                                =============================================================
  by Each                                       7  Sole Dispositive Power                          2,460,243
 Reporting
                                                =============================================================
   Person                                       8  Shared Dispositive Power                          112,107
    With
=============================================================================================================
 9  Aggregate Amount Beneficially Owned by Each Reporting Person                                   2,572,350

=============================================================================================================
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain                                        [_]
    Shares (See Instructions)
=============================================================================================================
11  Percent of Class Represented by Amount in Row (9)                                                    9.3

=============================================================================================================
12  Type of Reporting Person (See Instructions)                                                           IN

=============================================================================================================

JOHN D. CURTIS                                                      SCHEDULE 13G
CUSIP NO.: 472097-10-4


Item 1.

       (a)  Name of Issuer:
            --------------

            Jayhawk Acceptance Corporation

       (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            Bryan Tower
            2001 Bryan Street, Suite 600
            Dallas, Texas  75201

Item 2.

       (a)  Name of Person Filing:
            ---------------------

            John D. Curtis

       (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            13455 Noel Road, Suite 900
            Dallas, Texas  75240

       (c)  Citizenship:
            -----------

            United States

       (d)  Title of Class of Securities:
            ----------------------------

            Common Stock, $.01 par value

       (e)  CUSIP Number:      472097-10-4
            ------------

Item 3.     Not Applicable.

Item 4.     Ownership
            ---------

            The following information relates to the reporting person's ownership of Common Stock, $.01 par value ("Common Stock"), of the issuer as of December 31, 1997.

JOHN D. CURTIS                                                      SCHEDULE 13G
CUSIP NO.: 472097-10-4


       (a)  Amount Beneficially Owned:
            -------------------------

            John D. Curtis owns 2,460,243 shares of Common Stock, which includes 1,149,000 and 1,149,000 shares held by Mr. Curtis as trustee of the Court Hilton Westcott 1987 Trust and the Chart Hampton Westcott 1987 Trust, respectively, as to which Mr. Curtis disclaims beneficial ownership for all purposes except Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, and 15,000 shares of Common Stock Mr. Curtis has the right to acquire within 60 days under options issued by the issuer. Additionally, Mr. Curtis has reported that he beneficially owns (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) 112,107 additional shares of Common Stock owned by First Extended, Inc. in the event he could be deemed to be a controlling person of that company as the result of his official position with that company. The existence of such control is expressly disclaimed and, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Curtis is the beneficial owner of the Common Stock owned by First Extended, Inc. Mr. Curtis serves as President of First Extended, Inc.

       (b)  Percent of Class:
            ----------------

            9.3

       (c)  Number of shares as to which such person has:
            --------------------------------------------

            (i)   sole power to vote or to direct the vote:

                  2,460,243 shares of Common Stock

            (ii)  shared power to vote or to direct the vote:

                  112,107 shares of Common Stock

            (iii) sole power to dispose or to direct the disposition of:

                  2,460,243 shares of Common Stock

            (iv)  shared power to dispose or to direct the disposition of:

                  112,107 shares of Common Stock

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not applicable.

JOHN D. CURTIS                                                      SCHEDULE 13G
CUSIP NO.: 472097-10-4


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Of the shares of Common Stock owned by Mr. Curtis, 1,149,000 and 1,149,000 shares are held by him as trustee of the Court Hilton Westcott 1987 Trust and the Chart Hampton Westcott 1987 Trust, respectively.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            ------------------------------------------------------------

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not Applicable.

Item 10.    Certification.
            -------------

            Not Applicable.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 1998



                                       /s/ JOHN D. CURTIS
                                       -------------------------------
                                       JOHN D. CURTIS